Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations
Chris Burns Ph: + 1-800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-786-036-1746 Jamie Tully Ph: +1-212-687-8080

Elan Announces Shareholder Approval of its Acquisition by Perrigo Company

DUBLIN—(BUSINESS WIRE)—November 18, 2013—The shareholders of Elan Corporation, plc (NYSE: ELN) (“Elan”) today overwhelmingly approved the acquisition of Elan by Perrigo Company (“Perrigo”) (NYSE, TASE: PRGO) at two special meetings of Elan shareholders: a special court-ordered meeting (the “Court Meeting”) and an extraordinary general meeting (the “EGM”).

As previously announced on July 29, 2013, Perrigo and Elan entered into a definitive agreement pursuant to which a new holding company incorporated in Ireland (“New Perrigo”) will acquire Elan in a stock-and-cash transaction (the “Acquisition”). The Acquisition will be effected by means of a scheme of arrangement under Irish law.

The closing of the transaction remains subject to the approval of the Irish High Court and is expected to occur by year end.

Of the 514,773,441 Elan shares outstanding as of the record date and entitled to vote at the special meetings, 66% were represented in person or by proxy at the meetings, constituting a quorum for the transaction of business. Abstentions are not considered votes cast at the meetings. Because approval of all proposals is based on votes properly cast at the meeting, abstentions do not have any effect on the outcome of the voting.

At the special meetings, the following matters were submitted to a vote of Elan’s shareholders:

Court Meeting

Proposal: To approve the scheme of arrangement.

Elan shareholders approved the proposal with the following voting results including the percentage of votes cast for and against the proposal:

For		Against		Abstain
321,144,192	99.53%	1,509,086	0.47%	11,779,560

The Elan shares voted in favor of and against the proposal represented 62.38% and 0.29%, respectively, of the 514,773,441 Elan shares outstanding as of the record date and entitled to vote at the Court Meeting.

In addition, of the 1,471 registered holders voting on the proposal, 1,451 registered holders (or 98.64%) voted in favor of the proposal and 20 registered holders (or 1.36%) voted against the proposal.

EGM

Proposal 1: To approve the Scheme Of Arrangement and authorize the directors of Elan to take all actions as they consider necessary or appropriate for carrying the Scheme Of Arrangement into effect.

Elan shareholders approved the proposal with the following voting results including the percentage of votes cast for and against the proposal:

For		Against		Abstain
325,984,894	99.43%	1,877,275	0.57%	12,100,616

Proposal 2: To approve the cancellation of the issued share capital of Elan in issue before 10:00 p.m., Irish Time, on the day before the Irish High Court hearing to sanction the Scheme.

Elan shareholders approved the proposal with the following voting results including the percentage of votes cast for and against the proposal:

For		Against		Abstain
325,866,444	99.42%	1,913,979	0.58%	12,182,512

Proposal 3: To authorize the directors of Elan to allot and issue New Elan Shares, fully paid up, to New Perrigo in connection with effecting the scheme.

Elan shareholders approved the proposal with the following voting results including the percentage of votes cast for and against the proposal:

For		Against		Abstain
325,885,971	99.40%	1,968,981	0.6%	12,110,033

Proposal 4: To amend the memorandum and articles of association of Elan so that (i) Elan has the authority to enter into a scheme of arrangement pursuant to its memorandum of association, and (ii) any ordinary shares of Elan that are issued at or after 10:00 p.m., Irish time, on the last business day before the Scheme of Arrangement becomes effective are acquired by New Perrigo for the scheme consideration.

Elan shareholders approved the proposal with the following voting results including the percentage of votes cast for and against the proposal:

For		Against		Abstain
325,937,934	99.42%	1,892,585	0.58%	12,133,576

Proposal 5: To approve the creation of distributable reserves by reducing all of the share premium of New Perrigo resulting from the issuance of New Perrigo ordinary shares pursuant to the scheme.

Elan shareholders approved the proposal with the following voting results including the percentage of votes cast for and against the proposal:

For		Against		Abstain
325,804,659	99.39%	1,991,778	0.61%	12,168,698

Proposal 6: To adjourn the Extraordinary General Meeting, or any adjournments thereof, to solicit additional proxies if there are insufficient proxies at the time of the Extraordinary General Meeting to approve the Scheme of Arrangement or resolutions 2 through 5 above.

Elan shareholders approved the proposal with the following voting results including the percentage of votes cast for and against the proposal:

For		Against		Abstain
317,354,569	96.74%	10,709,427	3.26%	11,899,449

About Elan

Elan is a biotechnology company, headquartered in Dublin, Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan’s ordinary shares are traded on the ISE under ISIN IE0003072950; American Depositary Shares representing ordinary shares of Elan are traded on the NYSE under the ticker symbol ELN. For additional information about Elan, please visit Elan’s web site at www.elan.com.

Cautionary Statement Regarding Forward-Looking Statements

This announcement includes certain ‘forward looking statements’ within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, strategy and plans of Elan, its expectations relating to the transactions contemplated by the Transaction Agreement, and Elan’s future financial condition and performance, including estimated synergies. Statements that are not historical facts, including statements about Elan’s management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the transactions contemplated by the Transaction Agreement, projections or expectations of profit attributable to shareholders, including estimated synergies, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Perrigo, New Perrigo, Elan or the combined business following the transactions contemplated by the Transaction Agreement; statements about the future trends in tax or interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Perrigo, New Perrigo, Elan or the combined company following the transactions contemplated by the Transaction Agreement; statements concerning any future Irish, UK, US or other economic or regulatory environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the healthcare and life sciences industry; and statements of assumptions underlying such statements.

While Elan believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Elan’s control. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from Elan’s current expectations depending upon a number of factors affecting Elan’s business, New Perrigo’s business, Perrigo’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the transactions contemplated by the Transaction Agreement; subsequent integration of the transactions contemplated by the Transaction Agreement and the ability to recognize the anticipated synergies and benefits of the transactions contemplated by the Transaction Agreement; the receipt of required regulatory approvals for the transactions contemplated by the Transaction Agreement (including the approval of antitrust authorities necessary to complete the transactions contemplated by the Transaction Agreement); access to available financing (including financing for the transactions contemplated by the Transaction Agreement) on a timely basis and on reasonable terms; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance; market acceptance of and continued demand for Perrigo’s, New Perrigo’s and Elan’s products; changes in tax laws or interpretations that could increase Elan’s or the combined company’s consolidated tax liabilities; and such other risks and uncertainties detailed in Elan’s periodic public filings with the SEC, including but not limited to those discussed under “Risk Factors” in Elan’s Form 20-F for the fiscal year ended December 31, 2012, in Elan’s subsequent filings with the SEC and in other investor communications of Elan from time to time.

The forward looking statements in this announcement are made only as of the date hereof, and unless otherwise required by applicable securities laws, Elan disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Irish Takeover Rules

The directors of Elan accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Elan directors (who have taken all reasonable care to ensure that such is the case), the information in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Unless otherwise defined, capitalized terms in this announcement have the meanings given to them in the announcement dated 29 July 2013 made by Perrigo pursuant to Rule 2.5 of the Irish Takeover Rules.

Persons interested in 1 per cent or more of any relevant securities in Elan or Perrigo may have disclosure obligations under rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

General

The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

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